

May 14, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

> **Re:** **IMH Financial Corporation**
> **IMH Secured Loan Fund, LLC**
> **Amendment No. 9 to Registration Statement on Form S-4**
> **Filed May 10, 2010**
> **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

　　We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 9 to Registration Statement on Form S-4, Supplemental Comments

General

1. We note your disclosure on page 9 under the question: "What are some of the risks associated with the transaction" that risks include "the costs associated with seeking to effect the Conversion Transactions, whether or not the Conversion Transactions are consummated as contemplated;" please confirm that the manager will pay costs associated with the Conversion Transactions if they are not approved and include a separate Q&A that clarifies this point.

2. In accordance with Item 1015(b) of Regulation M-A, please disclose any material relationship Sutter Securities has had with any affiliate of the Fund during the last two years.

<u>Closing Comments</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: Peter T. Healy, Esq.
        O'Melveny & Myers LLP
        (By facsimile)